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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(b)
                        (Amendment No. 4)


                            Castelle
                        (Name of Issuer)

                   Common Stock, no par value
                 (Title of Class of Securities)

                           147905-10-3
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]     Rule 13d-1(b)

          [ ]     Rule 13d-1(c)

          [x]     Rule 13d-1(d)

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 2 of 13


 1    Name Of Reporting Person                        H&Q LONDON VENTURES

      IRS Identification No. Of Above Person                   94-2966540

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                       England

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       PN

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 3 of 13


 1    Name Of Reporting Person                           H&Q VENTURES IV

      IRS Identification No. Of Above Person                   94-2940347

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [X]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       PN

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 4 of 13


 1    Name Of Reporting Person                                  HAMQUIST

      IRS Identification No. Of Above Person                   94-2800484

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       PN

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 5 of 13


 1    Name Of Reporting Person        HAMBRECHT & QUIST VENTURES PARTNERS

      IRS Identification No. Of Above Person                   94-2949080

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       PN

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 6 of 13


 1    Name Of Reporting Person                  H&Q VENTURE PARTNERS, LLC

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                      Delaware

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       00

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CUSIP No. 147905-10-3            SCHEDULE 13G                Page 7 of 13


 1    Name Of Reporting Person              HAMBRECHT & QUIST CALIFORNIA

      IRS Identification No. Of Above Person                   94-2856927

 2    Check The Appropriate Box If A Member Of A Group           (a)  [ ]
                                                                 (b)  [x]
 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

  NUMBER OF         5    Sole Voting Power                           -0-
    SHARES
 BENEFICIALLY       6    Shared Voting Power                     683,066
OWNED BY EACH
  REPORTING         7    Sole Dispositive Power                      -0-
 PERSON WITH
                    8    Shared Dispositive Power                683,066

 9    Aggregate Amount Beneficially Owned By Each
      Reporting Person                                           683,066

 10   Check Box If The Aggregate Amount In Row (9) Excludes
      Certain Shares*                                                [ ]

 11   Percent Of Class Represented By Amount In Row 9              14.2%

 12   Type Of Reporting Person*                                       CO

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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 8 of 13


Item 1(a).  Name of Issuer.

            Castelle (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

            3255-3 Scott Boulevard, Santa Clara, CA 95054.

Item 2(a).  Names of Persons Filing.

            Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            The address of each reporting person is One Bush
Street, San Francisco, California 94104.

Item 2(c).  Citizenship.

            Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

            Common Stock, no par value ("Common Stock").

Item 2(e).  CUSIP Number.

            147905-10-3

Item 3.     Type of Reporting Person.

            Not applicable.

Item 4.     Ownership.

            Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to information furnished to the reporting person by the Issuer, there were 4,641,414 shares of Common Stock issued and outstanding as of December 31, 1999. As of December 31, 1999, the reporting persons owned the following shares of Common Stock and warrants to acquire shares of Common Stock that are immediately exercisable or exercisable within 60 days of such date:

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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 9 of 13

                                                    Common Stock
                                    Common Stock    Upon Exercise
 Person                            Directly Owned    Of Warrants

 H&Q London Ventures                  338,480          16,666

 H&Q Ventures IV                       60,835             -0-

 Hamquist                               1,250             -0-

 Hambrecht & Quist Venture Partners    43,633             -0-

 Hambrecht & Quist California          85,536         136,666
				      -------         -------
 TOTAL                                529,734         153,332
                                      =======         =======

          Because voting and investment decisions concerning the above securities may be made by or in conjunction with the other reporting persons, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

          Hambrecht & Quist California is a wholly owned subsidiary of Hambrecht & Quist Group, a Delaware corporation which is a wholly owned subsidiary of Bridge Acquisition Holding Corp., a Delaware corporation. Bridge Acquisition Holding Corp. is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation. The principal business address of Hambrecht & Quist Group is One Bush Street, San Francisco, California 94104. The principal business address of Bridge Acquisition Holding Corp. and The Chase Manhattan Corporation is 270 Park Avenue, New York, New York 10017.

          In the past, the reporting persons may have been deemed to be the beneficial owner of 182,515 shares of Common Stock held by Ivory and Sime Enterprise Capital PLC (formerly known as The Independent Investment Company PLC). The reporting persons did not have voting power over such shares, but may have been considered to have had investment power. All such shares were sold in 1999.

          Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that the individual general partners, directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of

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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 10 of 13


its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.


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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 11 of 13


                            Signature

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2000.

H&Q LONDON VENTURES            HAMBRECHT & QUIST CALIFORNIA


By: /s/Jackie A. Berterretche  By: /s/Patrick J. Allen
   _________________________      ________________________
    Jackie A. Berterretche         Patrick J. Allen
    Attorney-in-Fact               Chief Financial Officer


H&Q VENTURES IV                H&Q VENTURE PARTNERS, LLC


By: /s/Jackie A. Berterretche  By: /s/William D. Easterbrook
   _________________________      _________________________
    Jackie A. Berterretche          William D. Easterbrook
    Attorney-in-Fact                Member-Manager


HAMQUIST


By: /s/Jackie A. Berterretche
   _________________________
    Jackie A. Berterretche
    Attorney-in-Fact


HAMBRECHT & QUIST VENTURE
PARTNERS

By: /s/Jackie A. Berterretche
   _________________________
    Jackie A. Berterretche
    Attorney-in-Fact


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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 12 of 13



                          EXHIBIT INDEX



Exhibit A            Joint Filing Undertaking         Page 13

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CUSIP No. 147905-10-3         SCHEDULE 13G          Page 13 of 13



                    JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  February 14, 2000.

H&Q LONDON VENTURES            HAMBRECHT & QUIST CALIFORNIA


By: /s/Jackie A. Berterretche  By: /s/Patrick J. Allen
   _________________________      ________________________
    Jackie A. Berterretche         Patrick J. Allen
    Attorney-in-Fact               Chief Financial Officer

H&Q VENTURES IV                H&Q VENTURE PARTNERS, LLC


By: /s/Jackie A. Berterretche  By: /s/William D. Easterbrook
   _________________________      _________________________
    Jackie A. Berterretche          William D. Easterbrook
    Attorney-in-Fact                Member-Manager

HAMQUIST


By: /s/Jackie A. Berterretche
   _________________________
    Jackie A. Berterretche
    Attorney-in-Fact

HAMBRECHT & QUIST VENTURE
PARTNERS

By: /s/Jackie A. Berterretche
   _________________________
    Jackie A. Berterretche
    Attorney-in-Fact